SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 2)

Under The Securities Exchange Act Of 1934

Prevention Insurance.com
(Name of Issuer)

COMMON STOCK, $0.01 Par Value Per Share
(Title of Class of Securities)

741375 10 9
(CUSIP Number)

Alan P. Donenfeld
c/o Paragon Capital LP
110 East 59th Street, 29th Fl
New York, NY 10022
(212) 593-1600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2009
(Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box

SCHEDULE 13D/A
(Amendment No. 2)

(1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Alan P. Donenfeld

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)	☐
(b)	☐

(3) SEC USE ONLY

(4) SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

(6) CITIZENSHIP OR PLACEOF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
71,955,638(1)
(8) SHARED VOTING POWER
0
(9) SOLE DISPOSITIVE POWER
71,955,638(1)
(10) SHARED DISPOSITIVE POWER
0

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

71,955,638(1)

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

71.96%(1)

(14) TYPE OF REPORTING PERSON

IN

1. Reporting person may beneficially own 145,000,000 warrants to purchase common stock.  However, based on the issuer’s Form 10-K for the quarter ended October 31, 2009, there are 527,067 shares of common stock authorized but not outstanding.  Reporting person has agreed to not exercise any warrants to the extent that issuance of shares resulting therefrom would require issuance of shares not currently authorized.  Therefore reporting person disclaims beneficial ownership with respect to shares of common stock underlying such warrants except with respect to 527,067 shares, which are reported herein.

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ITEM 1. SECURITY AND ISSUER.

On December 31, 2009, pursuant to a Securities Purchase Agreement, dated December 31, 2009, between Prevention Insurance.com, a Nevada corporation (the “Company”) and Paragon Capital LP, a Delaware limited partnership (“Paragon”), the Company issued to Paragon a Warrant exercisable for 75,000,000 shares of the Company’s common stock at a purchase price of $0.005 per share.  The consideration for the Warrant was $75,000.  The Warrant is exercisable from the date of issuance until 12:00 a.m. on the third year anniversary date of the date that the Warrant was issued or, if such date falls on a day other than a business day or on which trading does not take place on the principal market, the next trading day. The Warrant is only exercisable to the extent that authorized but unissued shares of Company common stock are available for issuance.

The Warrant is exercisable by the payment of cash or by a cashless exercise. The Warrant also provides for the adjustment of the exercise price and amount of shares of common stock issuable upon the exercise of the Warrant upon the occurrence of certain events. Such terms are disclosed in the Warrant.

The Company issued the Warrant without registration under the Securities Act of 1933, as amended (the “Securities Act”), by the exemption from registration afforded the Company under Section 4(2) of the Securities Act due to the fact that the issuance did not involve a public offering of securities.

The Securities Purchase Agreement is filed as Exhibit 10.1 to this Schedule 13D/A and the Warrant is filed as Exhibit 4.1 to this Schedule 13D/A.  The Securities Purchase Agreement and Warrant are incorporated by reference herein.

ITEM 2. IDENTITY AND BACKGROUND.

The name of the person filing this statement is Alan P. Donenfeld hereinafter sometimes referred to as the “Reporting Person.” Mr. Donenfeld’s principal office is 110 East 59th Street, 29th Floor, New York.  Mr. Donenfeld is the Chief Executive Officer of Prevention Insurance.Com, whose principal office is also 110 East 59th Street, 29th Floor, New York, NY 10022.

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  In addition, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

The Reporting Person is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source of funds was from Paragon Capital LP.   Mr. Donenfeld is the Managing Member of Paragon Capital Advisors LLC which is the General Partner of Paragon Capital LP.

ITEM 4. PURPOSE OF TRANSACTION.

The acquisition of Warrant by the Reporting Person was pursuant to a Securities Purchase Agreement between the Issuer and Paragon.  The sole purpose of this transaction was to provide the Company with working capital

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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

On August 29, 2008, the Company issued 20,000,000 fully vested warrants to Paragon Capital LP for a consideration of $20,000.  The options are exercisable over a three year period at $0.01 each to purchase 20,000,000 shares of common stock.

On October 8, 2008, the Company issued 10,000,000 fully vested warrants to Paragon Capital LP for a consideration of $10,000.  The options are exercisable over a three year period at $0.005 each to purchase 10,000,000 shares of common stock.

On January 28, 2009, the Company issued 15,000,000 fully vested warrants to Paragon Capital LP for a consideration of $15,000.  The options are exercisable over a three year period at $0.005 each to purchase 15,000,000 shares of common stock. There were no other options granted or exercised by the directors and executive officers outstanding as of January 31, 2009.

As of October 31, 2008, the common stock equivalents of the Company exceeded the total common stock available for issuance by approximately 52,872,933 shares.  The Company’s Chief Executive Officer, Alan P. Donenfeld, as a beneficial owner for securities held by Paragon Capital LP, holds Warrants that are exercisable into 45,000,000 common shares of the Company. Unless and until there is enough authorized common stock available to cover all common stock equivalents, Mr. Donenfeld and Paragon Capital LP will not exercise any of their warrants.

On May 29, 2009, the Company issued 15,000,000 fully vested warrants to Paragon Capital LP for a consideration of $15,000.  The options are exercisable over a three year period at $0.005 each to purchase 15,000,000 shares of common stock.

On December 31, 2009, the Company issued 75,000,000 fully vested warrants to Paragon Capital LP for a consideration of $75,000.  The options are exercisable over a three year period at $0.005 each to purchase 75,000,000 shares of common stock.

Mr. Donenfeld also owns, through Paragon, 71,428,571 shares of common stock of the Company.

Alan P. Donenfeld is the Managing Member of Paragon Capital Advisors LLC, which is the General Partner of Paragon Capital LP. Mr. Donenfeld’s beneficial ownership of the Company’s common stock is 72.34%, based on 99,472,933 shares of the Company’s common stock issued and outstanding as of the date of this Schedule 13D/A.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See Item 1 above which is incorporated by reference herein. Mr. Donenfeld is the President, Chief Executive Officer and Chief Financial Officer (Principal Executive and Financial/Accounting Officer) of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.:	Description:
4.1	Warrant, dated December 31, 2009, from Prevention Insurance.com to Paragon Capital LP
10.1	Securities Purchase Agreement, dated December 31, 2009, between Prevention Insurance.com and Paragon Capital LP

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